UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-42114

Big Tree Cloud Holdings Limited

Building B4, Qianhai Shengang Fund Town

Nanshan District, Shenzhen, China 518052

+86 0755 2759-5623

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into Material Agreements

On September 8, 2025, Guangdong Dashuyun Investment Holding Group Co., Ltd. (“Guangdong Dashuyun”), a 95.92%-owned subsidiary of Big Tree Cloud Holdings Limited (the “Company”), entered into a share transfer agreement (the “Agreement”) with Guangdong Jiasiwei New Materials Technology Co., Ltd. (“Guangdong Jiasiwei”), an unrelated third party. Pursuant to the Agreement, Guangdong Dashuyun agreed to transfer all of its 51% equity interests in Guangdong Yunjia Innovative Materials Co., Ltd. (“Guangdong Yunjia”) to Guangdong Jiasiwei for a total consideration of RMB 5,100,000.

Prior to the transfer, Guangdong Dashuyun held 51% of the equity interests in Guangdong Yunjia, and Guangdong Jiasiwei held 49%. Upon completion of the share transfer, Guangdong Yunjia ceased to be a subsidiary of Guangdong Dashuyun. Guangdong Jiasiwei has paid the full purchase price in accordance with the terms of the Agreement.

On October 14, 2025, Guangdong Dashuyun and Guangdong Jiasiwei entered into a supplemental agreement (the “Supplemental Agreement”) to confirm the completion of the share transfer and the handover of Guangdong Yunjia. Pursuant to the Supplemental Agreement, both parties acknowledged that, although the share transfer registration had been completed on September 9, 2025, Guangdong Dashuyun had continued to manage and operate Guangdong Yunjia until the date of the Supplemental Agreement for practical reasons. As of October 14, 2025, Guangdong Jiasiwei has assumed full management and operational control of Guangdong Yunjia, and Guangdong Dashuyun no longer has any rights to, or obligations for, the profits, risks, or losses of Guangdong Yunjia.

Guangdong Yunjia is primarily engaged in the research, development, production and sales of hot air nonwoven fabrics. The sale was primarily driven by the Company’s strategic transformation and focus on resource optimization. The business represented by Guangdong Yunjia is no longer aligned with the Company’s core development priorities. The sale of Gunagdong Yunjia is expected to optimize the Company’s asset structure, improve operational efficiency, and enhance long-term profitability. Guangdong Yunjia’s total assets accounted for approximately 21.33% of the Company’s consolidated total assets as of June 30, 2025. The Company is assessing the financial impact of the disposal, including any gain or loss arising from the transaction, which will be reflected in its consolidated financial statements for the year ending June 30, 2025, once finalized.

The foregoing descriptions of the Agreement and the Supplemental Agreement are summaries of certain material terms of the Agreement and the Supplemental Agreement, do not purport to be complete and are qualified in their entirety by reference to the Agreement and the Supplemental Agreement, which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit

Exhibit No.	Description
99.1	English translation of Share Transfer Agreement dated September 8, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Guangdong Jiasiwei New Materials Technology Co., Ltd.
99.2	English translation of Supplemental Agreement dated October 14, 2025, by and between Guangdong Dashuyun Investment Holding Group Co., Ltd. and Guangdong Jiasiwei New Materials Technology Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 17, 2025
Big Tree Cloud Holdings Limited

	By:	/s/ Wenquan Zhu
	Name:	Wenquan Zhu
	Title:	Chairman of the Board of Directors and Chief Executive Officer